04 APR 14 AM 7:21

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 320 / 2-4-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

04024311

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release regarding "the rights of exploitation of lignite".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Press Release

4/14

PUBLIC POWER CORPORATION S.A.
COMMUNICATION DEPARTMENT

PRESS RELEASE

In a Press Release dated April 1st 2004 the European Commission warns the Greek state that exclusive lignite exploitation rights granted to PPC for electricity production, may be in breach of European competition rules since no royalty payment is directly attached to them.

Therefore, and for the proper information on the issue, PPC S.A. makes the following announcement:

1. PPC and as far as we are informed the competent authorities of the Greek state have not yet received any Letter of Formal Notice by the European Commission.

2. The Greek State is the owner of the lignite deposits throughout the country and has granted to PPC the exclusive rights of lignite deposits representing approximately 63% of the exploitable lignite reserves throughout the country. Another 5% of the reserves has been leased through long term contracts to private entities while the rest 32% has not yet been granted or leased for exploitation. Therefore, it is not true that other potential generators do not have access to lignite.

3. **It is not true that PPC use the lignite fuel without any financial burden for the generation of electricity.** According to the existing legislation, PPC is financially burdened with significant amounts due to its lignite activity. More specifically, PPC is subject to a special levy for lignite-generated electricity **equal to 0.4% of its annual turnover from electricity sales**.

   This burden is significantly higher than the one, which the existing private lignite mines would pay if they were going to use their lignite for electricity generation in their own installations.

4. The lignite extracted in PPC's mines has no state aid or any other subsidies. On the contrary, PPC spent huge amounts of money for the acquisition of the areas necessary for the development of lignite mines at prices much higher, reaching in certain cases even twofold, the average market prices, due to the procedure of obligatory expropriations.

5. The exploitation of lignite by PPC is charged more than any other company possessing open cast lignite mines for electricity generation within the European Union.

6. The competitiveness of the lignite extracted in the mines of PPC is exclusively based on the investments made by PPC up to now, in the

accumulated experience of the personnel as well as on the exploitation results that are approaching the international best practice.

7. Concerning the electricity supply, mentioned in the press release, since February 2001 when the electricity market was liberalised, the Ministry of Development has issued 9 electricity supply licences to various large and well known entities of the electricity field in the European Union having great experience in the supply and wholesale, covering a total of 2,343 MW. Moreover, the HTSO based on an auction for the Allocation and Attribution of the available Transmission Capacities on the Northern Interconnections of Greece, for the period from 1st of January 2004 until 31st of December 2004 announced through decision 30/30.12.2003 the results for the allocation of 200 MW in suppliers and eligible customers. More specifically, 103 MW were allocated to three eligible customers and 97 MW to five electricity suppliers. The mentioned eligible customers already use their right and import electricity for covering their needs. The suppliers also actively participate in the electricity market and they have started importing electricity for supplying their own customers. In addition, the HTSO has for the same period allocated 12 MW in two suppliers for electricity imports through the Italy - Greece interconnection.

8. Finally we would like to inform you that the Greek state (Ministry of Development) has already replied on 5.12.2003 and on 30.3.2004 to two relevant letters of the European Commission asking information on the issue of lignite exploitation rights noting the following:

"There is no discriminating treatment in favor of PPC S.A. in relation with the other Private Lignite Mines, since the lignite extracted by PPC's mines is used almost exclusively for electricity generation in its own power stations. Therefore, and on a hypothetical case that PPC leased the mines that were granted to the company through leasing contracts similar to the ones in force between the private mines and the Greek state and based on the terms of these contracts, PPC would pay only the fixed fee, which as already mentioned, reaches the amount of € 35,200 per year for the "ACHLADA LIGNITE MINES S.A." and approximately € 52,800 for each one of the mines of the company "VIOLIGNIT S.A.". These amounts have almost zero burden on lignite cost that is much smaller than the already paid by PPC "development levy".

"It should be noted that as far as we are in position to know and according to the informative document of EUROCOAL, the extraction of the lignite in the open cast mines of PPC S.A. is charged more than in any other European Union country possessing open cast lignite mines.

More specifically:

- *In Germany, which is the biggest lignite producing country in the European Union having an annual production of 180 millions tons, no national or local levy or tax or rent is imposed. On the contrary, incentives are given for investments aiming to the development of their own sources for reasons of security of supply, the increase of employment etc.*

- *In the UK, which possesses the largest open cast coal mines, no levy is imposed for coal extraction from the already known coal deposits while for the new deposits a charge of £ 0.10 per ton will be applied.*
- *In the assessing countries, in the present transitional period, the regime in force cannot be considered as a reference point within the frame of the free market economy of the European Union and consequently it is not comparable to what is valid in the European Union.*

The lignite industry is a reality for Greece and under the new circumstances it can continue to be a safe pillar of the National Economy. The lignite is an indigenous fuel not only for Greece but for the entire European Union as well, where has a very important contribution towards the increase of the security of supply."

Also in the Ministry's reply of 30.03.04 the following is mentioned concerning the private lignite mines:

"In case the extracted lignite is used as a fuel for electricity generation or any other use in their own installations, these companies do not bear any other economic burden."

The two relative letters of the European Commission as well as the complete replies of the Greek state about this issue can be found on PPC's web site. (www.dei.gr)

Athens, April 2, 2004 **From Press Office**

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 320 / 2-4-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release regarding "the rights of exploitation of lignite".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Press Release

PUBLIC POWER CORPORATION S.A.

COMMUNICATION DEPARTMENT

PRESS RELEASE

In a Press Release dated April 1st 2004 the European Commission warns the Greek state that exclusive lignite exploitation rights granted to PPC for electricity production, may be in breach of European competition rules since no royalty payment is directly attached to them.

Therefore, and for the proper information on the issue, PPC S.A. makes the following announcement:

1. PPC and as far as we are informed the competent authorities of the Greek state have not yet received any Letter of Formal Notice by the European Commission.

2. The Greek State is the owner of the lignite deposits throughout the country and has granted to PPC the exclusive rights of lignite deposits representing approximately 63% of the exploitable lignite reserves throughout the country. Another 5% of the reserves has been leased through long term contracts to private entities while the rest 32% has not yet been granted or leased for exploitation. Therefore, it is not true that other potential generators do not have access to lignite.

3. **It is not true that PPC use the lignite fuel without any financial burden for the generation of electricity.** According to the existing legislation, PPC is financially burdened with significant amounts due to its lignite activity. More specifically, PPC is subject to a special levy for lignite-generated electricity **equal to 0.4% of its annual turnover from electricity sales**.

   This burden is significantly higher than the one, which the existing private lignite mines would pay if they were going to use their lignite for electricity generation in their own installations.

4. The lignite extracted in PPC's mines has no state aid or any other subsidies. On the contrary, PPC spent huge amounts of money for the acquisition of the areas necessary for the development of lignite mines at prices much higher, reaching in certain cases even twofold, the average market prices, due to the procedure of obligatory expropriations.

5. The exploitation of lignite by PPC is charged more than any other company possessing open cast lignite mines for electricity generation within the European Union.

6. The competitiveness of the lignite extracted in the mines of PPC is exclusively based on the investments made by PPC up to now, in the

accumulated experience of the personnel as well as on the exploitation results that are approaching the international best practice.

7. Concerning the electricity supply, mentioned in the press release, since February 2001 when the electricity market was liberalised, the Ministry of Development has issued 9 electricity supply licences to various large and well known entities of the electricity field in the European Union having great experience in the supply and wholesale, covering a total of 2,343 MW. Moreover, the HTSO based on an auction for the Allocation and Attribution of the available Transmission Capacities on the Northern Interconnections of Greece, for the period from 1st of January 2004 until 31st of December 2004 announced through decision 30/30.12.2003 the results for the allocation of 200 MW in suppliers and eligible customers. More specifically, 103 MW were allocated to three eligible customers and 97 MW to five electricity suppliers. The mentioned eligible customers already use their right and import electricity for covering their needs. The suppliers also actively participate in the electricity market and they have started importing electricity for supplying their own customers. In addition, the HTSO has for the same period allocated 12 MW in two suppliers for electricity imports through the Italy - Greece interconnection.

8. Finally we would like to inform you that the Greek state (Ministry of Development) has already replied on 5.12.2003 and on 30.3.2004 to two relevant letters of the European Commission asking information on the issue of lignite exploitation rights noting the following:

"There is no discriminating treatment in favor of PPC S.A. in relation with the other Private Lignite Mines, since the lignite extracted by PPC's mines is used almost exclusively for electricity generation in its own power stations. Therefore, and on a hypothetical case that PPC leased the mines that were granted to the company through leasing contracts similar to the ones in force between the private mines and the Greek state and based on the terms of these contracts, PPC would pay only the fixed fee, which as already mentioned, reaches the amount of € 35,200 per year for the "ACHLADA LIGNITE MINES S.A." and approximately € 52,800 for each one of the mines of the company "VIOLIGNIT S.A.". These amounts have almost zero burden on lignite cost that is much smaller than the already paid by PPC "development levy".

"It should be noted that as far as we are in position to know and according to the informative document of EUROCOAL, the extraction of the lignite in the open cast mines of PPC S.A. is charged more than in any other European Union country possessing open cast lignite mines.

More specifically:

- *In Germany, which is the biggest lignite producing country in the European Union having an annual production of 180 millions tons, no national or local levy or tax or rent is imposed. On the contrary, incentives are given for investments aiming to the development of their own sources for reasons of security of supply, the increase of employment etc.*

- *In the UK, which possesses the largest open cast coal mines, no levy is imposed for coal extraction from the already known coal deposits while for the new deposits a charge of £ 0.10 per ton will be applied.*
- *In the assessing countries, in the present transitional period, the regime in force cannot be considered as a reference point within the frame of the free market economy of the European Union and consequently it is not comparable to what is valid in the European Union.*

The lignite industry is a reality for Greece and under the new circumstances it can continue to be a safe pillar of the National Economy. The lignite is an indigenous fuel not only for Greece but for the entire European Union as well, where has a very important contribution towards the increase of the security of supply."

Also in the Ministry's reply of 30.03.04 the following is mentioned concerning the private lignite mines:

"In case the extracted lignite is used as a fuel for electricity generation or any other use in their own installations, these companies do not bear any other economic burden."

The two relative letters of the European Commission as well as the complete replies of the Greek state about this issue can be found on PPC's web site. (www.dei.gr)

Athens, April 2, 2004 **From Press Office**